                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 11-K

(Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended June 30, 1994.

                                      OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to ________________.

Commission file number:  0-8415

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                 DAUPHIN DEPOSIT CORPORATION
                 213 Market Street
                 Harrisburg, PA  17105

                             REQUIRED INFORMATION

     Attached hereto as Exhibit "A" is the audited statement of financial condition (i.e., balance sheet) as of the end of the latest two fiscal years, June 30, 1994 and 1993, and the related statements of participants' transactions for the years ended June 30, 1994, 1993 and 1992, of the Dauphin Deposit Employee Stock Purchase Plan (the "Plan").

     Under the Plan, an individual statement savings account is established and maintained for each participating employee at the Corporation's banking subsidiary, Dauphin Deposit Bank and Trust Company, Harrisburg, Pennsylvania, including its Bank of Pennsylvania division, Reading, Pennsylvania, its Valley Bank and Trust Company division, Chambersburg, Pennsylvania and its Farmers Bank and Trust Company division, Hanover, Pennsylvania. Eligible employees may elect to have from 2-10% of their base pay, as defined, withheld for deposit into the statement savings account. No contributions are made by the Corporation or its subsidiaries. A participant's statement savings account is credited with interest at the regular statement savings account rate.

      Unless a participating employee gives the Corporation written notice prior to the exercise date of an offering that he or she wishes to withdraw from such offering, his or her option to purchase shares of Corporation common stock will be automatically exercised for him or her on the exercise date of the offering and he or she will be then deemed to have exercised his or her option to purchase the largest number of shares which the balance in his or her account at the time will purchase at the applicable option price. As promptly as practicable after the termination of each offering, the Corporation will deliver to each participant the shares purchased upon the exercise of his or her option.

      The payroll deposits held in individual statement savings accounts pursuant to the Plan are not invested in securities or other obligations of the Corporation or other affiliated or unaffiliated issuers. A participant may at any time deposit additional sums to or withdraw sums from his or her account, and no amounts deposited in such accounts may be used by the Corporation for any corporate purpose. Plan participants have no interest in Corporation shares covered by their options until such options have been exercised. Accordingly, no securities or other obligations are held by the Plan or Plan participants during the yearly offering period.

      The Consent of Independent Auditors is attached hereto as Exhibit "B."


                                  SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of
      --------
1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DAUPHIN DEPOSIT EMPLOYEE STOCK
                                       PURCHASE PLAN
                                       ------------------------------
                                             (Name of Plan)


DATE:  September 29, 1994              By: /s/ Dennis L. Dinger
     ------------------------             -------------------------------------
                                          Dennis L. Dinger, Executive Vice
                                           President and Chief Financial Officer
                                          Dauphin Deposit Corporation

[LOGO OF PEAT MARWICK LLP
     APPEARS HERE]







                 DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

                 Financial Statements

                 June 30, 1994 and 1993

                 (With Independent Auditors' Report Thereon)




                                   EXHIBIT A

DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

Table of Contents

June 30, 1994 and 1993

===============================================================================

                                                                        Page
Independent Auditors' Report..............................................1

Balance Sheets............................................................2

Statements of Participants' Transactions and Balances.....................3

Note to Financial Statements..............................................4

===============================================================================

              [LETTERHEAD OF KPMG PEAT MARWICK LLP APPEARS HERE]


Independent Auditors' Report


The Employee Stock Purchase Plan
    Committee of Dauphin Deposit Corporation:

We have audited the accompanying balance sheets of the Dauphin Deposit Employee Stock Purchase Plan as of June 30, 1994 and 1993, and the related statements of participants' transactions and balances for each of the years in the three-year period ended June 30, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of June 30, 1994 and 1993, and the participants' transactions and balances for each of the years in the three-year period ended June 30, 1994 in conformity with generally accepted accounting principles.

                                           /s/ KPMG Peat Marwick LLP
                                               KPMG Peat Marwick LLP

August 26, 1994

DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

Balance Sheets

June 30, 1994 and 1993

===============================================================================

                                                           1994         1993
- - - -------------------------------------------------------------------------------
Assets:
   Cash                                              $  228,884      222,256
===============================================================================

Plan equity:
   Participants' balances                            $  228,884      222,256
===============================================================================

See accompanying note to financial statements.

DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

Statements of Participants' Transactions and Balances

Years Ended June 30, 1994, 1993 and 1992

==============================================================================================

                                                             1994          1993          1992
- - - ----------------------------------------------------------------------------------------------
Employee contributions                               $  2,029,521     1,856,733     1,134,453
Stock purchased and distributed to participants
   (70,340, 76,579 and 31,949 shares,
   respectively)                                       (1,487,269)   (1,435,856)     (936,906)
Other transactions (principally participant
   balance withdrawals net of interest earned)           (535,624)     (314,692)     (168,395)
- - - ----------------------------------------------------------------------------------------------

Net increase                                                6,628       106,185        29,152

Participants' balances, beginning of year                 222,256       116,071        86,919
- - - ----------------------------------------------------------------------------------------------

Participants' balances, end of year                  $    228,884       222,256       116,071
==============================================================================================

See accompanying note to financial statements.

DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

Note to Financial Statements

June 30, 1994 and 1993

===============================================================================

 (1)  Description of Plan

      The following summary of the principal plan provisions of the Dauphin Deposit Employee Stock Purchase Plan (the Plan) is provided for general information only. Participants should refer to the plan agreement for more complete information.

      General

      The purpose of the Dauphin Deposit Employee Stock Purchase Plan is to provide employees of Dauphin Deposit Corporation (the Corporation) and its subsidiary companies with an opportunity to acquire a proprietary interest in the Company through the purchase of stock of the Corporation. The Plan year runs from July 1 through June 30.

      Eligibility

      The Plan is open to full-time employees of the Corporation or its subsidiaries who have completed six months of employment and, part-time employees who have completed 1,000 hours of service and six months of employment in the plan year. Once a part time employee is eligible, the employee maintains eligibility for the duration of employment regardless of number of hours worked in future plan years.

      Participant Accounts

      A statement savings account is established for each participating employee. Employees may elect to have from 2-10% of their base pay, as defined, withheld for deposit into the statement savings account. No contributions are made by the Corporation or its subsidiaries.

      A participant's statement savings account shall be credited with interest computed at the regular statement savings account rate. The payroll deposits held in individual statement savings accounts pursuant to the Plan are not invested in securities or other obligations of the Corporation or other affiliated or unaffiliated issuers. A participant may at any time deposit additional sums to or withdraw sums from his or her account, and no amounts deposited in such accounts may be used by the Corporation for any corporate purpose. Plan participants have no interest in Corporation shares covered by their options until such options have been exercised. Accordingly, no securities or other obligations are held by the Plan or Plan participants during the yearly offering period.

DAUPHIN DEPOSIT EMPLOYEE STOCK PURCHASE PLAN

Note to Financial Statements


- - - -----------------------------------------------------------------------------

  (1)  Continued

       Purchase of Shares

       The purchase price for the shares shall be established by the Committee at least thirty days prior to the offering date. The purchase price shall be the lower of:

                 Not less than 85% nor more than 100% of the average of the actual high and low sales prices of the stock quoted by the National Association of Securities Dealers on the offering date (July 1) or the first trading date before the offering date if the offering date is not a trading date; or

                 Not less than 85% nor more than 100% of the average of the actual high and low sales prices of the stock quoted by the National Association of Securities Dealers on the exercise date (June 30) or the first trading date before the exercise date if the exercise date is not a trading date.

        The Plan provides for the purchase of full shares only. The stock certificates are delivered to each participant.


- - - -----------------------------------------------------------------------------

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The Employee Stock Purchase Plan
    Committee of Dauphin Deposit Corporation

We consent to incorporation by reference in the registration statement on Form S-8 of Dauphin Deposit Corporation of our report dated August 26, 1994 relating to the balance sheets of the Dauphin Deposit Employee Stock Purchase Plan as of June 30, 1994 and 1993, and the related statements of participants' transactions and balances for each of the years in three-year period ended June 30, 1994, which report appears in the annual report on Form 11-K for fiscal year ended June 30, 1994 of the Dauphin Deposit Employee Stock Purchase Plan.

                                          /s/ KPMG Peat Marwick LLP
                                              KPMG Peat Marwick LLP

Harrisburg, Pennsylvania
September 29, 1994



                                   EXHIBIT B